January 18, 2006


Lawrence D. Rubenstein
General Counsel
Wells Fargo Asset Securities Corporation
c/o Wells Fargo Bank, N.A.
530 Fifth Avenue, 15th Floor
New York, New York 10036

Re: Wells Fargo Asset Securities Corporation
 File No. 333-129159, Amendment No. 1
 Filed December 21, 2006

Dear Mr. Rubenstein,

     We have reviewed your submission and have the following comments.
Where indicated, we think you should revise your document in response
to these comments.  If you disagree, we will consider your explanation
as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation.  In some of our
comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure.  After reviewing this
information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing. We
look forward to working with you in these respects.  We welcome any
questions you may have about our comments or on any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the
end of this letter.

General
1. We note your response to prior comment 3.  However, unqualified
legal and tax opinions must be filed at the time of takedown.  Please
revise accordingly.  Also, please confirm that you will disclose all
material terms of the finalized agreements in the final prospectus
filed pursuant to Securities Act Rule 424(b).

Mortgage Loan Underwriting, page S-41
2. We note your response to our prior comment 16.  Please disclose here
the portion of your response that indicates "to the extent that a
transaction contains mortgage loans for which exceptions to
underwriting criteria were granted and the Registrant concludes that
such exceptions would be material to investors in the related
securities, such exceptions to the underwriting criteria will be
disclosed in the applicable prospectus supplement" or a similar
language that clarifies this point.

Compensation and Payment of Expenses of the Master Servicer, Servicer
and Trustee, page S-49
3. Please disclose if there are any restrictions on the ability to
change a fee or expense amount, if applicable.  Refer to the last
sentence of Item 1113(c).

Optional Purchase of All Mortgage Loans, page 9
4. We have referred your response to prior comment 25 to the
Division of Investment Management.  They may have further comment.

Part II

Exhibit 4.1
5. Refer to Exhibit P.  Please revise the language of the Form of
Sarbanes-Oxley Certification to conform to the language as set forth
under Item 601(b)(31)(ii) of Regulation S-K.

Exhibit 5.1
6. Please revise to clarify that the certificates will be binding
obligations of the issuer.

Exhibit 8.1
7. Refer to the fourth paragraph.  Please delete the last sentence
since a separate tax opinion needs to be filed at the time of each
takedown.

Closing

       Please amend your submission in response to these comments.
Marked copies of the amendments greatly facilitate our review.
Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental
information.  Detailed cover letters greatly facilitate our
review.

       You may contact Mathew C. Bazley at (202) 551-3382 with any
questions or you may reach me at (202) 551-3348.


Sincerely,


       Jennifer G. Williams
       Special Counsel


cc:  Via facsimile: (212) 504-6666
 Jordon M. Schwarz
 Cadwalader, Wickersham & Taft LLP
 One World Financial Center
 New York, NY 10281

Wells Fargo Asset Securities Corporation
January 18, 2006